EXHIBIT 99.1

Aracruz Celulose S.A.
Condensed Consolidated Financial
Information at March 31,
2003 and 2002 and
Report of Independent Accountants

Independent Accountants' Review Report


To the Directors and Stockholders
Aracruz Celulose S.A.


We have reviewed the accompanying condensed consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of March 31, 2003 and the related condensed consolidated statements of income and of cash flow for the three-month periods ended March 31, 2003 and 2002 and of changes in stockholders' equity for the three-month period ended March 31, 2003, expressed in United States dollars. This financial information is the responsibility of the Company's management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial information as of March 31, 2003 and for the three -month periods ended March 31, 2003 and 2002, for it to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet of Aracruz Celulose S.A. and its subsidiaries as of December 31, 2002, and the related consolidated statements of income, of cash flows and of changes in stockholders' equity for the year then ended (not presented herein), and in our report dated January 10, 2003, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2002 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.


PricewaterhouseCoopers                                    Vitoria, Brazil
Auditores Independentes                                   April 8, 2003

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets
Expressed in thousands of United States dollars, except number of shares
--------------------------------------------------------------------------------

                                                                                     March 31,      December 31,
Assets                                                                                    2003              2002
                                                                                ---------------  ----------------
                                                                                   (Unaudited)
Current assets
    Cash and cash equivalents                                                           43,014            25,474
    Time deposits                                                                      459,930           248,455
    Accounts receivable
       Related parties                                                                   2,966             2,781
       Other                                                                           137,238           130,308
    Inventories, net                                                                    84,840            81,553
    Deferred income tax, net                                                             7,170             8,653
    Recoverable income and other taxes                                                  80,525            25,985
    Other current assets                                                                 2,348             1,207
                                                                                ---------------  ----------------

                                                                                       818,031           524,416
                                                                                ---------------  ----------------

Property, plant and equipment, net                                                   1,984,751         2,000,071

Investment in affiliated company                                                        94,614            86,969

Other assets
    Advances to suppliers                                                               30,454            28,229
    Deposits for tax assessments                                                        11,293            10,605
    Deferred income tax, net                                                                                 361
    Recoverable income and other taxes                                                      24            45,170
    Other                                                                                2,902             2,993
                                                                                ---------------  ----------------

                                                                                        44,673            87,358
                                                                                ---------------  ----------------

Total                                                                                2,942,069         2,698,814
                                                                                ===============  ================

Aracruz Celulose S.A.

Condensed Consolidated Balance Sheets
Expressed in thousands of United States dollars,
except numbers of shares                                             (Continued)
--------------------------------------------------------------------------------

                                                                                     March 31,      December 31,
Liabilities and stockholders' equity                                                      2003              2002
                                                                                ---------------  ----------------
                                                                                   (Unaudited)
Current liabilities
    Suppliers                                                                           49,363            45,902
    Payroll and related charges                                                          5,295             7,426
    Income and other taxes                                                              36,705             2,054
    Current portion of long-term debt
       Related party                                                                    56,769            47,281
       Other                                                                           235,836           120,033
    Short-term debt - export financing and other                                       159,612            10,811
    Accrued finance charges                                                              6,768             4,555
    Other accruals                                                                         974               442
                                                                               ----------------  ----------------

                                                                                       551,322           238,504
                                                                               ----------------  ----------------
Long-term liabilities
    Suppliers                                                                           18,873            20,113
    Long-term debt
       Related party                                                                   209,671           214,772
       Other                                                                           279,252           396,319
    Deferred income tax, net                                                             3,785
    Tax assessments and litigation contingencies                                        56,854            65,620
    Other                                                                                2,971             2,668
                                                                               ----------------  ----------------

                                                                                       571,406           699,492
                                                                               ----------------  ----------------

Minority interest                                                                          262               255
                                                                               ----------------  ----------------

Commitments and contingencies (Note 12)

Stockholders' equity
    Share capital - no-par-value shares authorized and issued
    Preferred stock
          Class A - 2003 -40,324,310 shares; 2002 - 40,326,290 shares                   32,988            32,990
          Class B - 2003 -536,839,111 shares; 2002 - 536,837,131 shares                581,508           581,506
    Common stock - 2003 and 2002 - 455,390,699 shares                                  297,265           297,265
    Treasury stock
          Class B preferred stock - 2003 and 2002 - 1,374,000 shares
          Common stock - 2003 and 2002 - 483,114 shares                                 (2,285 )          (2,285)
                                                                               ----------------  ----------------

    Total share capital                                                                909,476           909,476

Appropriated retained earnings                                                         134,159           117,173
Unappropriated retained earnings                                                       775,444           733,914
                                                                               ----------------  ----------------

                                                                                     1,819,079         1,760,563
                                                                               ----------------  ----------------

                                                                                     2,942,069         2,698,814
                                                                               ================  ================

   The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Income
Expressed in thousands of United States dollars, except
number of shares and per-share information
(Unaudited)
--------------------------------------------------------------------------------

                                                             Three-month period
                                                                ended March 31,
                                                  -----------------------------

                                                           2003            2002
                                                  -------------   -------------
Operating revenues
    Sales of eucalyptus pulp
          Domestic                                        5,023           4,441
          Export                                        229,428         127,508
                                                  -------------   -------------

                                                        234,451         131,949
     Sales taxes and other deductions                    16,898           7,717
                                                  -------------   -------------

Net operating revenues                                  217,553         124,232
                                                  -------------   -------------

Operating costs and expenses
     Cost of sales                                      124,942         100,754
     Selling                                              7,477           6,206
     Administrative                                       4,473           4,981
     Other, net                                           3,961           4,471
                                                  -------------   -------------

                                                        140,853         116,412
                                                  -------------   -------------

Operating income                                         76,700           7,820
                                                  -------------   -------------

Non-operating (income) expenses
    Equity in results of affiliated company               2,013           1,746
    Financial income                                    (21,574)        (17,480)
    Financial expense                                    17,104          16,288
    Gain on currency remeasurement, net                 (10,625)         (2,275)
    Other, net                                                5             (13)
                                                  -------------   -------------

                                                        (13,077)         (1,734)
                                                  -------------   -------------

Income before income taxes                               89,777           9,554

Income tax expense
     Current                                             25,632           5,672
     Deferred                                             5,629          11,570
                                                  -------------   -------------

                                                         31,261          17,242
                                                  -------------   -------------

Net income (loss) for the period                         58,516          (7,688)
                                                  =============   =============

   The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Income
Expressed in thousands of United States dollars, except
number of shares and per-share information
(Unaudited)
--------------------------------------------------------------------------------

                                                             Three-month period
                                                                ended March 31,
                                                  -----------------------------

                                                           2003            2002
                                                  -------------   -------------

Basic and diluted earnings (loss) per share
    Class A preferred stock                                0.06            0.01
    Class B preferred stock                                0.06           (0.01)
    Common stock                                           0.05           (0.01)

Weighted-average number of shares
    outstanding (thousands)
    Class A preferred stock                              40,325          40,444
    Class B preferred stock                             535,464         536,719
    Common stock                                        454,908         454,908

   The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statements of Cash Flows
Expressed in thousands of United States dollars
(Unaudited)
--------------------------------------------------------------------------------

                                                                         Three-month period
                                                                            ended March 31,
                                                              -----------------------------

                                                                       2003            2002
                                                              -------------   -------------
Cash flows from operating activities
    Net income (loss) for the period                                 58,516          (7,688)
    Non-cash items included in income                                41,639          51,315
    Changes in operating working capital                            (16,359)        (23,895)
                                                              -------------   -------------

    Net cash provided by operating activities                        83,796          19,732
                                                              -------------   -------------

Cash flows from investing activities
    Time deposits - (increase) decrease                            (166,674)        44,500
    Addition to investment in affiliated company                     (9,658)
    Proceeds from sale of equipment                                      29            298
    Additions to property, plant and equipment                      (29,328)       (88,941)
                                                              -------------   -------------

    Net cash used in investing activities                          (205,631)       (44,143)
                                                              -------------   -------------

Cash flows from financing activities
    Short-term debt, net                                            150,907         (73,241)
    Long-term debt
       Issuances
        Other                                                                       250,000
       Repayments
        Related parties                                              (7,847)        (13,591)
        Other                                                        (1,746)       (135,729)
                                                              -------------   -------------

    Net cash provided by  financing activities                      141,314          27,439
                                                              -------------   -------------

Effects of changes in exchange rates on cash
    and cash equivalents                                             (1,939)            (23)
                                                              -------------   -------------

Increase (decrease) in cash and cash equivalents                     17,540           3,005

Cash and cash equivalents, beginning of the period                   25,474          20,125
                                                              -------------   -------------

Cash and cash equivalents, end of the period                         43,014          23,130
                                                              =============   =============

   The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Condensed Consolidated Statement of
Changes in Stockholders' Equity
Expressed in thousands of United States dollars,
except number of shares
(Unaudited)
--------------------------------------------------------------------------------

                                                                                Three-month period
                                                                              ended March 31, 2003
                                                                  --------------------------------

                                                                           Shares              US$
                                                                  ---------------    -------------
Share capital
    Preferred stock - Class A
       Balance, January 1                                              40,326,290           32,990
       Conversion to Class B stock                                         (1,980)              (2)
                                                                  ---------------    -------------

    Balance, March 31                                                  40,324,310           32,988
                                                                  ---------------    -------------

    Preferred stock  - Class B
       Balance, January 1                                             536,837,131          581,506
       Conversion from Class A stock                                        1,980                2
                                                                  ---------------    -------------

       Balance, March 31                                              536,839,111          581,508
                                                                  ---------------    -------------

    Common stock
       Balance, January 1 and March 31                                455,390,699          297,265
                                                                  ---------------    -------------

    Treasury stock
       Balance, January 1 and March 31                                 (1,857,114)          (2,285)
                                                                  ---------------    -------------

    Balance carried forward                                         1,030,697,006          909,476
                                                                  ---------------    -------------

Aracruz Celulose S.A.

Condensed Consolidated Statement of
Changes in Stockholders' Equity
Expressed in thousands of United States dollars,
except number of shares and per-share amounts
(Unaudited)
(continued)
--------------------------------------------------------------------------------

                                                                                Three-month period
                                                                              ended March 31, 2003
                                                                  --------------------------------

                                                                           Shares              US$
                                                                  ---------------    -------------

Balance brought forward                                             1,030,697,006          909,476
                                                                  ---------------    -------------

Appropriated retained earnings
    Investments reserve
       Balance, January 1                                                                   81,520
       Transfer from unappropriated retained earnings                                        4,381
                                                                                     -------------

       Balance, March 31                                                                    85,901
                                                                                     -------------

    Fiscal-incentive reserve
       Balance, January 1
       Transfer from unappropriated retained earnings                                       10,689
                                                                                     -------------

       Balance, March 31                                                                    10,689
                                                                                     -------------

    Legal reserve
       Balance, January 1                                                                   35,653
       Transfer from unappropriated retained earnings                                        1,916
                                                                                     -------------

       Balance, March 31                                                                    37,569
                                                                                     -------------

    Total balance, March 31                                                              1,043,635
                                                                                     -------------

Unappropriated retained earnings
    Balance, January 1                                                                     733,914
    Net income for the period                                                               58,516
    Transfer to appropriated retained earnings                                             (16,986)
                                                                                     -------------

    Balance, March 31                                                                      775,444
                                                                                     -------------

Total stockholders' equity                                          1,030,697,006        1,819,079
                                                                  ===============    =============

   The accompanying notes are an integral part of this condensed consolidated financial information.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

1    Financial Information Presentation

(a) The condensed consolidated financial information of Aracruz Celulose S.A. (the "Company") for the there-month periods ended March 31, 2003 and 2002 is unaudited. However, in the opinion of management, this financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for the three-month period ended March 31, 2003 are not necessarily indicative of the results to be expected for the entire year.

     This condensed financial information has been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2002 and should be read in conjunction therewith.

(b) The financial information has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from the Brazilian accounting principles applied by the Company in its statutory financial statements prepared in accordance with the requirements of Brazilian Corporate Legislation.

     The Board of Directors and management consider the US dollar as the Company's functional currency as this has been the currency in which it principally operates as well as being the Company's primary unit of economic measure. Accordingly, the USdollar amounts have been remeasured from Brazilian Reais (R$) in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") 52 - "Foreign Currency Translation". Gains and losses resulting from the remeasurement of the financial information, as well as those resulting from foreign currency transactions, have been recorded in the statement of income for all periods presented.

     Stockholders' equity included in the financial information presented herein differs from that included in the Company's statutory accounting records as a result of differences between the variations in the US dollar exchange rate and in the indexes mandated, in previous years, for indexation of the statutory financial statements, and of adjustments made to reflect the requirements of US GAAP. Brazilian law permits the payment of cash dividends only from unappropriated retained earnings and certain reserves registered in the Company's statutory accounting records. At March 31, 2003, after considering appropriated retained earnings, which can be transferred from unappropriated retained earnings, the reserves available for distribution as dividends, upon approval by the Company's stockholders, amounted to the equivalent of US$ 175 million.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

2    Recently Issued Accounting Pronouncements

     The Financial Accounting Standards Board ("FASB") issued in August 2001 the Statements of Financial Accounting Standards ("SFAS") No. 143, Accounting for Asset Retirement Obligations ("SFAS 143").

     SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. Subsequently, the asset retirement cost should be allocated to expense using a systematic and rational method. SFAS 143 is effective for fiscal years beginning after September 15, 2002. The adoption of SFAS 143 did not have a material impact on the financial position and results of operations of the Company.


3    Accounting for Derivatives and Hedging Activities

     The Company has adopted Statement of Financial Accounting Standards No. 133
     - Accounting for Derivative Financial Instruments and Hedging Activities ("SFAS 133"), as amended, as from January 1, 2001. SFAS 133 defines derivatives broadly such that the Company's purchase and sale contracts could be considered derivatives except that the Company may qualify for certain exemptions. The Company has determined that these contracts qualify for these exemptions. SFAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value.

     Changes in the fair value of derivatives are recorded each period in current earnings or in other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge relationship. For fair value hedge transactions in which the Company is hedging changes in an asset's, liability's, or a firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value attributable to the hedged risk.

     For cash-flow hedge transactions in which the Company is hedging the variability of cash flows related to a variable-rate asset, variable-rate liability, or a forecasted transaction, the effective portion of the gain or loss on the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified to the income statement in the periods in which earnings are impacted by the hedged item. The ineffective portion of all hedges will be recognized in current period earnings. The gains and losses on all derivatives not designated as hedges are recognized in earnings.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

4    Income Taxes

     Income taxes in Brazil comprise federal income tax and social contribution (which is an additional federal income tax) and includes management's estimate of taxes to be paid currently and in the future. The statutory enacted rates applicable for federal income tax and social contribution for 2003 and 2002 were 25% and 9%, respectively, which represented an aggregate rate of 34%.

     The amount reported as income tax expense in the condensed consolidated statements of income are reconciled to the statutory rates as follows:

                                                                  Three-month period ended March 31,
                                                             --------------------------------------

                                                                          2003                 2002
                                                             -----------------    -----------------

Income before income taxes                                              89,777                9,554
                                                             -----------------    -----------------
Federal income tax and social contribution
    expense at statutory enacted rates                                  30,524                3,248
Adjustments to derive effective tax rate:
     Effects of differences in remeasurement from
          Reais to US dollars, using historical
          exchange rates and indexing for tax
          Purposes:
             Translation effect for the period                          12,719                1,811
             Depreciation on difference in asset base                    6,709               11,706
     Fiscal incentive - income tax  (1)                                (10,689)
     Reversal of income tax and social contribution
          related to "Plano Verao" (Note 12)                            (9,106)
     Others                                                              1,104                  477
                                                             -----------------    -----------------

Income tax expense per condensed consolidated
     statements of income                                               31,261               17,242
                                                             =================    =================

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     (1) The Company is located within the area of ADENE (Agency for the Development of the Northeast). Decree No. 4213, of April 16, 2002, recognizes the priority of the pulp and paper sector in the development of the region, thus entitling Aracruz to benefit from reductions in corporate income tax.. On December 13, 2002, the Company signed the respective agreement with ADENE. The income tax benefit recorded by the Company in the first quarter of 2003 amounts US$ 10,689.


     The major components of the deferred tax accounts in the balance sheet are as follows:


                                                      March 31,    December 31,
                                                           2003            2002
                                                  -------------   -------------
                                                    (Unaudited)
     Assets (liabilities)
          Tax loss carryforwards
             Operations in Brazil                                         1,354
          Expenses not currently deductible              38,562          34,633
          Other capitalized investments                 (42,347)        (35,626)
          Others                                          7,170           8,653
                                                  -------------   -------------

                                                          3,385           9,014

          Current assets                                  7,170           8,653
                                                  -------------   -------------

          Long-term assets (liabilities)                 (3,785)            361
                                                  =============   =============

     Although realization of net deferred tax assets is not assured, management believes that such realization is more likely than not to occur.

     At March 31, 2003, the Company had recoverable taxes in the total amount of US$ 80,549 relating mainly to the withholding income tax on financial income (US$ 58,390), which can be offset against future income tax payable. During the first quarter of 2003, the Company transferred US$ 45,146 from long-term to current assets, as this amount is expected to be realized by the end of 2003.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

5    Cash and Cash Equivalents

                                                      March 31,    December 31,
                                                           2003            2002
                                                  -------------   -------------
                                                    (Unaudited)

    Brazilian reais                                       3,913           4,176
    United States dollars                                38,306          20,658
    European currencies                                     795             640
                                                  -------------   -------------

                                                         43,014          25,474
                                                  =============   =============


     Cash equivalents denominated in Brazilian Reais represent principally investments in certificates of deposit placed with major financial institutions in Brazil. The amount invested in United States dollars at March 31, 2003 consists primarily of time deposits with prime financial institutions and at December 31, 2002 of money market fund quotas, comprised of securities rated as investment grade.

6    Time deposits

     At March 31, 2003, comprised of certificates of deposit with prime institutions in Brazil, with final maturities from April 2003 to December 2005 and daily liquidity.

7    Accounts Receivable

                                                      March 31,    December 31,
                                                           2003            2002
                                                  -------------   -------------
                                                    (Unaudited)
     Customers - pulp sales
          Domestic                                        5,122           4,305
          Export                                        130,012         124,689
     Advances to suppliers                                1,390           1,036
     Other                                                4,763           4,130
                                                  -------------   -------------

                                                        141,287         134,160
     Allowance for doubtful accounts                     (1,083)         (1,071)
                                                  -------------   -------------

     Total accounts receivable, net                     140,204         133,089
                                                  =============   =============

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

8    Inventories

                                                      March 31,    December 31,
                                                           2003            2002
                                                  -------------   -------------
                                                    (Unaudited)

     Finished products                                   37,921          36,689
     Work in process                                      1,107           1,078
     Timber                                               3,844           2,853
     Raw materials                                       12,446          11,445
     Spare parts and maintenance supplies,
        less allowance for losses of US$2,184
        (December 31, 2002 - US$ 3,512)                  29,522          29,488
                                                  -------------   -------------

                                                         84,840          81,553
                                                  =============   =============

9    Property, Plant and Equipment

     Fiberline C - Expansion Project

     The Expansion project consists of a new pulp line with a capacity of 700,000 tons that, together with additional optimization of the two existing lines from 1.24 to 1.30 million tons, will increase the Company's production capacity at its site in northern Espirito Santo State to 2 million tons per year. The new production volume will require an increase in the forest base of the Company of approximately 72,000 hectares of eucalyptus plantations. The construction of the new pulp line began in the second semester of 2000 and start up occurred in May 2002. The Company reached full production capacity in the first quarter of 2003. The total budgeted investment in the Expansion project is approximately US$ 825 million, of which US$ 575 million to be invested in the production line and the balance in land, forest and other investments. As of March 31, 2003 the Company had invested approximately US$ 672 million.

     During 2002, the Company capitalized approximately US$ 7.5 million of interest cost on funds primarily used to construct the new pulp line -"Fiberline C".

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     Acquisition of Florestas Rio Doce S.A.

     In September 2002, Aracruz Celulose S.A., together with Bahia Sul Celulose S.A., signed an agreement with Companhia Vale do Rio Doce S.A. (CVRD) and its subsidiary Florestas Rio Doce S.A. (FRDSA), for the acquisition of the assets of FRDSA, located in the Municipality of Sao Mateus, in the State of Espirito Santo. Such assets are comprised of approximately 40,000 hectares of land and eucalyptus forests (R$ 193.3 million - US$ 49.6 million), net of the assignment to the buyers of the rights of a preexisting wood supply agreement (R$ 49.5 million - US$ 13.3 million), with a combined net price of R$ 143.8 million (approximately US$ 36.3 million).

     The net purchase price will be paid in 12 quarterly installments and the Company recorded its share in the agreement (50%) as a liability (land and forests) and as an asset (supply agreement). Aracruz and Bahia Sul each will separately control its share of the assets. The Company paid 2 installments until March 31, 2003.


10   Investment in affiliated company

     On October 10, 2000, the Company acquired a 45% interest in Veracel Celulose S.A. ("Veracel") for US$ 81,011. Veracel is growing eucalyptus plantations in the state of Bahia in Brazil and did not begin operations until January 2002. Stora Enso OYJ ("Stora Enso") and Odebrecht S.A. ("Odebrecht") owned the remaining 45% and 10%, respectively. Upon closing of the purchase agreement, the Company and Veracel entered into a three-year wood supply contract to provide wood for the Company's mill expansion currently in progress. Under the terms of the contract, which began in January 2002, Veracel supplies up to 3.85 million cubic meters of wood at US$ 40.50 per cubic meter.

     Until the end of 2003, the Company and Stora Enso will jointly decide, based upon prevailing market conditions, whether to proceed with a planned construction of Veracel's own green field plant.

     During the first quarter of 2003, the Company acquired, together with Stora Enso, the 10% Odebrecht's ownership on a 50/50 ratio, paying the amount of US$ 9,658, including US$ 443 of unallocated goodwill, for the acquisition of its portion of the additional investment in Veracel.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     The Company accounts for its investment in Veracel using the equity method of accounting. At March 31, 2003 the Company's investment in Veracel included goodwill of US$ 16,026. For the first three-months of the year, the Company recognized an equity loss of US$ 2,013 (2002 - gain of US$ 6,076).


11   Debt

     Long-term debt at March 31, 2003 and December 31, 2002 was as follows:

                                                      March 31,    December 31,
                                                           2003            2002
                                                  -------------   -------------
                                                    (Unaudited)

     Denominated in Brazilian reais                     199,248         191,177
     Denominated in foreign currency, principally
         United States dollars                          582,280         587,228
                                                  -------------   -------------

     Total                                              781,528         778,405
     Less current maturities                            292,605         167,314
                                                  -------------   -------------

     Long-term debt                                     488,923         611,091
                                                  =============   =============

     The long-term portion at March 31, 2003 falls due in the following periods/ years (2004 - April to December; 2004 and thereafter - January to December):

     2004                                                                92,221
     2005                                                                94,623
     2006                                                                93,692
     2007                                                                91,849
     2008 and 2009                                                      116,538
                                                                   -------------
     Total                                                              488,923
                                                                   =============

     The Company's short-term borrowings are principally from commercial banks for export financing and are substantially denominated in US dollars. Average annual interest rates at March 31, 2003 and December 31, 2002 were, respectively, 1.47 % and 8.75 %

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     In February and September 2001, the Company obtained bank financing against export receivables in the amount of US$ 180 million, with annual interest rates ranging from 2.52% to 2.79%. These loans will be repaid by April 2004.

     During September 2001, Aracruz Trading S.A. obtained long term financing of US$ 100 million, with maturities from May 2004 to June 2004 with contractual clauses of early maturity and annual interest rates ranging from 2.90% to 2.92%, secured against future export sales receivables. In December 2002, Aracruz Trading S.A. pre-paid the amount of US$ 37.5 million. In the first quarter of 2003, the amount of US$ 50 million was reclassified to current liabilities as a consequence of a possible early maturity in May 2003.

     In March 2003, the Company has a line of credit from BNDES in the amount of R$ 893 million (equivalent to US$ 266,440), denominated in Brazilian Reais and foreign currencies, with annual interest rates ranging from 2.9% to 11.45%, to be repaid from 2003 through 2009.

     In February 2002, the Company, through Aracruz Trading S.A., signed a financing agreement with a special-purpose entity (SPE) under which such entity received and advanced to the Company US$ 250 million, as an issuance of Senior Secured Notes. In return, the Company securitized the financing by selling to the SPE 95% of its current and future export accounts receivable. Each month such collections in excess of contractual funding requirements are transferred to the Company. The financing bears fixed annual interest of 5.98% and will be repaid in 60 monthly installments beginning March 1, 2004, with monthly interest payments, which began in May 1, 2002. The net proceeds were transferred to Aracruz Celulose S.A. as advances for future purchases of pulp.

12   Commitments and Contingencies

     The Company is taking action in court against certain changes in the rates and rules for the calculation of the PIS (Social Integration Program) and COFINS (Social Fund) contributions determined by Law 9.718/98, the basis of calculation of which includes financial income and exchange and monetary variations. At March 31, 2003, the provision for contingencies included US$ 45,530 related to PIS and COFINS on exchange gains on US dollar denominated debt resulting from the appreciation of the Brazilian Real against the US dollar that occurred following the significant devaluation in early 1999.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     In December 1994, the Company petitioned the Regional Federal Tribunal of the 2nd Region (the "Tribunal") to include, in the determination of its income tax and social contribution liabilities the effects of the variation in the IPC (Consumer Price Index) in January 1989 of 70.28%. The Tribunal subsequently accepted the use of a variation of 42.72%. Beginning in the third quarter of 2000, with the substantially full utilization of the Company's net operating losses in Brazil, the Company began to determine and pay income tax using 42.72% deduction and made a provision for contingencies to cover the effects of the use of this deduction. In March 2003, the Company obtained a final court ruling and, consequently, made a reversal of this provision, which includes interest and monetary variation, against income tax expense and financial expense in the amounts of US$ 9,106 and US$ 6,832, respectively.

     The Company's forestry and manufacturing operations are subject to both Federal and State government environmental regulations. The Company's management believes that it is in compliance, in all material respects, with all applicable environmental regulations.

     In 2002, the company took action in court against the government of the State of Espirito Santo to confirm the legal right of financial transfer of ICMS accumulated credits arising from acquisition for utilization in the process of pulp production.

     The other commitments and contingencies reported in the financial statements at December 31, 2002 remain substantially unchanged.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

13   Stockholders' equity

     Basic and diluted earnings per share

     Basic and diluted earnings (loss) per share ("EPS") as of March 31, 2003 and 2002, as presented in the Company's statement of income, have been calculated on the following basis taking into consideration the Dividend Ratio between Class A and Class B preferred stock and common stock as discussed below.

     Class A preferred stock may be converted into Class B preferred stock at any time at the option of the stockholder. Preferred stock does not have voting rights but has priority in the return of capital in the event the Company is liquidated. Stock dividends payable to Class A preferred stockholders are effected through issuance of Class B preferred stock. Class A preferred stock has priority in the distribution of a minimum annual cash dividend equivalent to 6% of the related capital.


     Additionally, in order to comply with Law 9457/97, the Company's By-laws were changed to grant Class B preferred stock the right to receive an annual dividend in an amount that is 10% greater than dividends paid to common stockholders (the "Dividend Ratio"); earnings, if any, in excess of the Class A preferred stock minimum dividend will be distributed as dividends to Class B preferred stock and common stock, up to the equivalent on a per-share basis to those paid to Class A preferred stock, while maintaining the Dividend Ratio between Class B preferred stock and common stock. Any earnings remaining for distribution thereafter are shared ratably among Class A preferred, Class B preferred and common stocks while maintaining the Dividend Ratio between Class A and Class B preferred stock and common stock. In the event that Class A preferred stock is not paid dividends for three consecutive years, holders of that stock are entitled to voting rights until the dividends in arrears for those three years are paid.

Aracruz Celulose S.A.

Notes to Condensed Consolidated
Financial Information
Expressed in thousands of United States dollars,
unless otherwise stated
(Unaudited)
--------------------------------------------------------------------------------

     The following presents the earnings (loss) per share calculations:

                                                               Three-month period ended March 31,
                                                           --------------------------------------

                                                                           2003              2002
                                                           --------------------  ----------------

     Net income (loss)                                                   58,516            (7,688)

     Less priority Class A preferred stock dividends                       (324)             (409)

     LessClass B preferred stock and common stock
         dividends up to the Class A preferred stock
         dividends on a per-share basis, while
         maintaining the Dividend Ratio                                  (7,625)
                                                           --------------------  ----------------

     Remaining net income to be equally allocated to
         Class A and Class B preferred stock and
         common stock, while maintaining the Dividend
         Ratio                                                           50,567
                                                           ====================  ================

     Weighted average number of shares
         outstanding (thousands)
         Class A preferred                                               40,325            40,444
         Class B preferred                                              535,464           536,719
         Common                                                         454,908           454,908

     Basic and diluted earnings per share
         Class A preferred                                                 0.06              0.01
         Class B preferred                                                 0.06             (0.01)
         Common                                                            0.05             (0.01)

                                      * * *